AAMES FINANCIAL CORPORATION
Computation of basic and diluted net income (loss) per common share	Exhibit 11.1
Three months ended March 31, 2005 and 2004
(amounts in thousands, except per share data)

	Three Months Ended March 31,
	2005	2004
Basic net income (loss) per common share:
Net income (loss)	$(766)	$20,890
Less: Accrued dividends on Series B, C, and D Convertible Preferred Stock	—	(2,869)

Basic net income (loss) to common stockholders	$(766)	$18,021

Basic weighted average number of common shares outstanding	61,420	7,120

Basic net income (loss) per common share	$(0.01)	2.53

Diluted net income (loss) per common share:
Basic net income (loss) to common stockholders	$(766)	$18,021
Plus: Accrued dividends on Series B, C, and D Convertible Preferred Stock	—	2,869
Interest on 5.5% Convertible Subordinated Debentures	—	522

Diluted net income (loss) to common stockholders	$(766)	$21,412

Basic weighted average number of common shares outstanding	61,420	7,120
Plus incremental shares from assumed
Conversions of:
Series B, C and D Convertible Preferred Stock	—	85,061
5.5% Convertible Subordinated Debentures	—	824
Exercise of:
Common Stock options	—	8,111
Warrants	—	3,684

Diluted weighted average number of common shares outstanding	61,420	104,800

Diluted net income (loss) per common share	$(0.01)	$0.20